Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2017 Results

CHONGQING, China—November 14, 2017—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2017.

Third Quarter 2017 Financial and Operating Highlights

•	Polysilicon production volume of 4,940 MT in Q3 2017, compared to 4,993 MT in Q2 2017
•	Polysilicon external sales volume(1) of 4,500 MT in Q3 2017, increasing from 4,497 MT in Q2 2017
•	Polysilicon average total production cost(2) of $8.95/kg in Q3 2017, compared to $8.53/kg in Q2 2017
•	Polysilicon average cash cost(2) of $7.16/kg in Q3 2017, compared to $6.77/kg in Q2 2017
•	Average selling price (ASP) of polysilicon was $16.19/kg in Q3 2017, increasing from $13.58/kg in Q2 2017
•	Solar wafer sales volume of 26.4 million pieces in Q3 2017, compared to 27.0 million pieces in Q2 2017
•	Revenue of $89.4 million in Q3 2017, increasing from $76.0 million in Q2 2017
•	Gross profit of $36.4 million in Q3 2017, increasing from $24.2 million in Q2 2017
•	Gross margin of 40.8% in Q3 2017, increasing from 31.9% in Q2 2017
•	Non-GAAP gross margin(3) of 41.3% in Q3 2017, increasing from 32.6% in Q2 2017
•	EBITDA (non-GAAP)(3) of $42.3 million in Q3 2017, increasing from $29.8 million in Q2 2017
•	EBITDA margin (non-GAAP)(3) of 47.4% in Q3 2017, increasing from 39.2% in Q2 2017
•	Net income attributable to Daqo New Energy shareholders of $24.1 million in Q3 2017, increasing from $12.1 million in Q2 2017 and $11.2 million in Q3 2016
•	Earnings per basic ADS of $2.28 in Q3 2017, increasing from $1.15 in Q2 2017 and $1.07 in Q3 2016
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $25.6 million in Q3 2017, increasing from $13.8 million in Q2 2017 and $13.2 million in Q3 2016
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $2.42 in Q3 2017, increasing from $1.31 in Q2 2017 and $1.26 in Q3 2016

	For the three months ended
US$ millions except as indicated otherwise	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Revenues	89.4	76.0	54.3
Gross profit	36.4	24.2	20.1
Gross margin	40.8%	31.9%	37.1%
Operating income	32.8	20.2	16.4
Net income attributable to Daqo New Energy Corp. shareholders	24.1	12.1	11.2
Earnings per basic ADS ($ per ADS)	2.28	1.15	1.07
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	25.6	13.8	13.2
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	2.42	1.31	1.26
Non-GAAP gross profit(3)	36.9	24.8	21.6
Non-GAAP gross margin(3)	41.3%	32.6%	39.9%
EBITDA (non-GAAP)(3)	42.3	29.8	25.0
EBITDA margin(3) (non-GAAP)	47.4%	39.2%	46.0%
Polysilicon sales volume (MT) (1)	4,500	4,497	2,838
Polysilicon production cost ($/kg)(2)	8.95	8.53	8.66
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.16	6.77	6.88

Notes:

(1)       Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been received by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2)       Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3)        Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to Daqo New Energy Corp. shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

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Commentary

"We are pleased to report strong financial and operating results for the third quarter of 2017. I would like to thank our entire team for their great work and contribution to the solid profitability and earnings for the third quarter. Our excellent third quarter results demonstrate the robust customer demand for our high quality polysilicon products. During the third quarter, we produced 4,940 MT of polysilicon and sold 4,500 MT to external customers. Revenues for the third quarter were $89.4 million, an increase of 17.6% from the prior quarter. Third quarter earnings per basic ADS were $2.28, an increase of 98% compared to $1.15 in the prior quarter. During the third quarter of 2017, the company generated $24.1 million in net income attributable to Daqo New Energy shareholders and $42.3 million in EBITDA with an EBITDA margin of 47.4%. In particular, our operating cash flow remains strong. In the first three quarters of 2017, we generated $98.4 million in net cash provided by operating activities," said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy.

"In late September and early October, we conducted annual maintenance for our Xinjiang polysilicon facilities. We are glad to report that the annual maintenance had been completed successfully for this year, with less impact to production volume than anticipated by our original plan. For this year, rather than shutting down the entire facility for maintenance as we had done in previous years, we conducted maintenance in two phases with partial shutdown of the facility. While this was the first time we made partial shutdown for annual maintenance, through the hard work and dedication of our team, maintenance was completed ahead of schedule and allowed for increased production during the same period. Furthermore, through the maintenance and related technology upgrades, we have successfully expanded our hydrochlorination capacity and manufacturing efficiency, which lays a solid ground for potential production increase and cost reduction in the following quarters."

"Demand in China remained strong in the third the quarter, driven by Top Runner and PV Poverty Alleviation projects, as well as distributed generation projects, which have provided strong support for demand during the second half of the year. According to industry sources, China has added approximately 42GW of solar PV installation in the first three quarters of 2017, which is much stronger than most forecasts. It is expected that the total annual solar PV installation in China will likely reach 50GW in 2017, which represents an approximate 40% increase compared to 2016. In addition, the United States is expected to install approximately 12GW in 2017 and India is expected to take over Japan to become the third largest solar PV installation market with approximately 10GW installation in 2017. Based on the strong end market demand, we anticipate global annual solar PV installation would grow in the double-digit rate in 2017 as compared to 2016."

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"As a result of strong downstream PV market, the market remained short-supplied and polysilicon pricing increased throughout the third quarter. Our third quarter polysilicon ASP were $16.19/kg, representing a significant increase from the second quarter's ASP of $13.58/kg. As of today, we continue to see robust customer demand for our high quality polysilicon, with pricing in the approximate range of $18.50/kg."

"Polysilicon average total production cost was $8.95/kg in the third quarter, compared to $8.53/kg in the prior quarter. The increase in production cost was primarily due to costs related to our annual maintenance, as well as exchange rate related impact and higher raw material cost."

"In October, our board of directors officially approved the Company’s Phase 3B Project, which is expected to increase our polysilicon annual capacity from 18,000 MT to 25,000 MT. By adopting additional technology improvement and debottlenecking projects, we may be able to further increase our capacity to 30,000 MT per annum by the end of 2019. Once Phase 3B Project is ramped up to full production capacity, we anticipate the overall total production cost for our Xinjiang facilities could potentially be decreased to $7.50/kg, benefiting from better operating leverage, adopting new production processes and equipment with higher efficiencies, and achieving greater economies of scale."

"For the Phase 3B Project, we will adopt new designs, processes, technologies and equipment that would further improve the purity of our polysilicon products. Polysilicon produced under the Phase 3B Project are expected to reach electronics grade and will be targeting the mono-crystalline wafer and semiconductor markets. We may potentially enjoy higher profit margin if we could successfully access these markets with our differentiated electronic-grade polysilicon products. "

Outlook and Q4 2017 Guidance

The Company continued to conduct its annual maintenance for the Xinjiang polysilicon facility in October, 2017, with some impact to production. As a result, the Company expects to produce 4,800 MT to 5,000 MT of polysilicon and sell approximately 4,300 MT to 4,500 MT to external customers during the fourth quarter of 2017. The above external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 25.0 million to 25.5 million pieces in the fourth quarter of 2017.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2017 Results

Revenues

Revenues were $89.4 million, increasing from $76.0 million in the second quarter of 2017 and $54.3 million in the third quarter of 2016.

Revenues from polysilicon sales to external customers were $72.9 million, increasing from $61.1 million in the second quarter of 2017 and $44.4 million in the third quarter of 2016. External polysilicon sales volume was 4,500 MT, increasing from 4,497 MT in the second quarter of 2017 and 2,838 MT in the third quarter of 2016. The average selling price (ASP) of polysilicon was $16.19/kg in the third quarter of 2017, increasing from $13.58/kg in the second quarter of 2017. The increase in polysilicon revenues as compared to the second quarter of 2017 was primarily due to higher ASPs and slightly higher sales volume.

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Revenues from wafer sales were $16.5 million, increasing from $14.9 million in the second quarter of 2017 and $9.9 million in the third quarter of 2016. Wafer sales volume was 26.4 million pieces, compared to 27.0 million pieces in the second quarter of 2017 and 14.4 million pieces in the third quarter of 2016.

Gross profit and margin

Gross profit was approximately $36.4 million, increasing from $24.2 million in the second quarter of 2017 and $20.1 million in the third quarter of 2016. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $36.9 million, increasing from $24.8 million in the second quarter of 2017 and $21.6 million in the third quarter of 2016.

Gross margin was 40.8%, increasing from 31.9% in the second quarter of 2017 and 37.1% in the third quarter of 2016.

In the third quarter of 2017, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $0.5 million, compared to $0.5 million in the second quarter of 2017 and $1.5 million in the third quarter of 2016. Excluding costs related to the non-operational Chongqing polysilicon assets, the non-GAAP gross margin was approximately 41.3%, increasing from 32.6% in the second quarter of 2017 and 39.9% in the third quarter of 2016.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.4 million, compared to $4.5 million in the second quarter of 2017 and $4.9 million in the third quarter of 2016.

Research and development expenses

Research and development expenses were approximately $0.1 million, compared to $0.3 million in the second quarter of 2017 and $1.0 million in the third quarter of 2016. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income

Other operating income was $0.8 million, compared to $0.8 million in the second quarter of 2017 and $2.2 million in the third quarter of 2016. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $32.8 million, increasing from $20.2 million in the second quarter of 2017 and $16.4 million in the third quarter of 2016.

Operating margin was 36.7%, increasing from 26.6% in the second quarter of 2017 and 30.3% in the third quarter of 2016.

Interest expense

Interest expense was $4.3 million, compared to $5.3 million in the second quarter of 2017 and $3.1 million in the third quarter of 2016.

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EBITDA

EBITDA was $42.3 million, increasing from $29.8 million in the second quarter of 2017 and $25.0 million in the third quarter of 2016. EBITDA margin was 47.4%, increasing from 39.2% in the second quarter of 2017 and 46.0% in the third quarter of 2016.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $24.1 million in the third quarter of 2017, increasing from $12.1 million in the second quarter of 2017 and $11.2 million in the third quarter of 2016.

Earnings per basic ADS were $2.28 in the third quarter of 2017, increasing from $1.15 in the second quarter of 2017 and $1.07 in the third quarter of 2016.

Financial Condition

As of September 30, 2017, the Company had $61.6 million in cash and cash equivalents and restricted cash, compared to $49.8 million as of June 30, 2017 and $29.2 million as of September 30, 2016. As of September 30, 2017, the accounts receivable balance was $4.6 million, compared to $3.8 million as of June 30, 2017. As of September 30, 2017, the notes receivable balance was $25.3 million, compared to $10.5 million as of June 30, 2017. As of September 30, 2017, total borrowings were $216.8 million, of which $119.3 million were long-term borrowings, compared to total borrowings of $219.3 million, including $123.1 million long-term borrowings, as of June 30, 2017.

Cash Flows

For the nine months ended September 30, 2017, net cash provided by operating activities was $98.4 million, increasing from $70.9 million in the same period of 2016.

For the nine months ended September 30, 2017, net cash used in investing activities was $45.0 million, compared to $51.2 million in the same period of 2016. The net cash used in investing activities in 2017 was primarily related to the capital expenditure of Xinjiang Phase 3A polysilicon projects.

For the nine months ended September 30, 2017, net cash used in financing activities was $29.6 million, compared to $12.3 million in the same period of 2016. The increase was primarily due to repayment of related parties loans and bank borrowings.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable US GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key elements of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures and may be different from non-GAAP measures used by other companies.

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Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on November 14, 2017 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong local dial in:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call. Please dial in 10 minutes before the call is scheduled to begin.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20171114/default.aspx

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A replay of the call will be available 1 hour after the conclusion of the conference call through November 21, 2017.

The dial in details for the conference call replay are as follows:

U.S. toll free:	+1-877-344-7529
International dial in:	+1-412-317-0088
Canada toll free:	855-669-9658
Replay access code:	10114182
To access the replay using an international dial-in number, please select the link below. https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2017 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	For the three months ended
	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016

Revenues	$89,366	$76,002	$54,289
Cost of revenues	(52,925)	(51,757)	(34,152)
Gross profit	36,441	24,245	20,137
Operating expenses
Selling, general and administrative expenses	(4,410)	(4,514)	(4,858)
Research and development expenses	(104)	(279)	(997)
Other operating income	841	751	2,166
Total operating expenses	(3,673)	(4,042)	(3,689)
Income from operations	32,768	20,203	16,448
Interest expense	(4,318)	(5,288)	(3,076)
Interest income	117	111	123
Foreign exchange gain (loss)	2	2	(1)
Income before income taxes	28,569	15,028	13,494
Income tax expense	(4,218)	(2,768)	(2,163)
Net income	24,351	12,260	11,331
Net income attributable to noncontrolling interest	242	135	135
Net income attributable to Daqo New Energy Corp. shareholders	$24,109	$12,125	$11,196

Net income	24,351	12,260	11,331
Other comprehensive income (loss):
Foreign currency translation adjustments	6,004	4,904	(882)
Total other comprehensive income (loss)	6,004	4,904	(882)
Comprehensive income	30,355	17,164	10,449

Comprehensive income attributable to noncontrolling interest	281	167	129
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$30,074	$16,997	$10,320

Income per ADS
Basic	2.28	1.15	1.07
Diluted	2.22	1.14	1.05
Weighted average ADS outstanding
Basic	10,570,485	10,529,730	10,478,671
Diluted	10,874,914	10,678,845	10,642,235

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016

ASSETS:
Current Assets:
Cash and cash equivalents	$40,903	$30,443	$21,630
Restricted cash	20,657	19,403	7,531
Accounts receivable, net	4,612	3,796	4,585
Notes Receivable	25,254	10,540	17,037
Prepaid expenses and other current assets	6,959	7,011	6,849
Advances to suppliers	3,421	1,688	1,805
Inventories	17,310	15,981	14,905
Amount due from related parties	5,112	1,386	1,869
Total current assets	124,228	90,248	76,211
Property, plant and equipment, net	558,476	554,062	561,324
Prepaid land use right	25,455	25,125	25,971
Deferred tax assets	611	600	610
Investment accounted for under cost-method	607	596	182
TOTAL ASSETS	709,377	670,631	664,298

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	97,527	96,158	98,630
Accounts payable	18,446	20,972	17,698
Notes payable	29,494	26,080	14,440
Advances from customers	16,686	10,483	4,189
Payables for purchases of property, plant and equipment	24,202	25,839	43,696
Accrued expenses and other current liabilities	11,415	9,426	8,744
Amount due to related parties	12,177	12,162	41,390
Income tax payable	7,951	6,386	4,658
Total current liabilities	217,898	207,506	233,445
Long-term borrowings	119,312	123,145	128,975
Other long-term Liabilities	23,783	23,509	24,252
TOTAL LIABILITIES	360,993	354,160	386,672

EQUITY:
Ordinary shares	27	27	26
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	243,930	242,372	239,566
Retained earnings	99,560	75,451	36,304
Accumulated other comprehensive income	4,268	(1,697)	1,841
Total Daqo New Energy Corp.’s shareholders’ equity	346,036	314,404	275,988
Noncontrolling interest	2,348	2,067	1,638
Total equity	348,384	316,471	277,626
TOTAL LIABILITIES & EQUITY	709,377	670,631	664,298

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended Sep. 30,
	2017	2016
Operating Activities:
Net income	59,762	39,741
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,031	2,260
Reversal of allowance for doubtful accounts	(3)	(1,063)
Depreciation of property, plant and equipment	28,780	25,727
Loss/(gain) on disposal of assets	24	(188)

Changes in operating assets and liabilities:
Accounts receivable	429	15,914
Notes receivable	(11,403)	(6,221)
Prepaid expenses and other current assets	1,387	5,063
Advances to suppliers	(1,587)	(804)
Inventories	(4,395)	(4,472)
Amounts due from related parties	(3,356)	(1,604)
Amounts due to related parties	584	771
Prepaid land use rights	426	435
Accounts payable	(1,094)	669
Notes payable	12,648	(5,242)
Accrued expenses and other current liabilities	2,672	355
Income tax payable	2,367	3,718
Advances from customers	8,643	(3,778)
Deferred government subsidies	(500)	(334)
Net cash provided by operating activities	98,415	70,947

Investing activities:
Purchases of property, plant and equipment	(40,984)	(62,044)
Investment accounted for under the cost-method	-	(188)
Decrease/(Increase) in restricted cash	(3,981)	11,028
Net cash used in investing activities	(44,965)	(51,204)

Financing activities:
Proceeds from related party loans	52,260	98,535
Repayment of related party loans	(72,329)	(103,174)
Proceeds from bank borrowings	69,589	82,146
Repayment of bank borrowings	(79,941)	(90,742)
Cash received from exercises of options	788	949
Net cash used in financing activities	(29,633)	(12,286)

Effect of exchange rate changes on cash and cash equivalents	1,099	(317)
Net increase in cash and cash equivalents	24,916	7,140
Cash and cash equivalents at the beginning of the period	15,987	14,490
Cash and cash equivalents at the end of the period	40,903	21,630

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	For the three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Gross profit	36,441	24,245	20,137
Costs related to the non-operational Chongqing polysilicon operations	454	544	1,501
Non-GAAP gross profit	36,895	24,789	21,638

	For the three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Gross margin	40.8%	31.9%	37.1%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	0.5%	0.7%	2.8%
Non-GAAP gross margin	41.3%	32.6%	39.9%

	For the three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Net income	24,351	12,260	11,331
Income tax expense	4,218	2,768	2,163
Interest expense	4,318	5,288	3,076
Interest income	(117)	(111)	(123)
Depreciation	9,572	9,621	8,522
EBITDA (non-GAAP)	42,342	29,826	24,969
EBIDTA margin (non-GAAP)	47.4%	39.2%	46.0%

	For the three months ended
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
Net income attributable to Daqo New Energy Corp. shareholders	24,109	12,125	11,196
Costs related to the non-operational Chongqing polysilicon operations	454	544	1,501
Share-based compensation	1,045	1,104	522
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	25,608	13,773	13,219
Adjusted earnings per basic ADS (non-GAAP)	2.42	1.31	$1.26
Adjusted earnings per diluted ADS (non-GAAP)	2.35	1.29	$1.24

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For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.

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